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Exhibit 99.1

August 24, 2012

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	New Brunswick Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Prince Edward Island Securities Office	Autorité des marchés financiers
The Toronto Stock Exchange	The New York Stock Exchange

Dear Sirs:

Re: Nexen Inc.

        On August 24, 2012, items #1 and #2 were sent by prepaid mail to all registered holders of common shares of the above-mentioned Company. Also on August 24, 2012, items #1 and #3 were sent by prepaid mail to all registered holders of cumulative redeemable Class A rate reset preferred shares, Series 2 (Preferred Shares) of the above-mentioned Company:

  1.
  Notice of Meeting/Information Circular and Proxy Statement

  2.
  Form of Proxy — Common shareholders

  3.
  Form of Proxy — Preferred shareholders

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

"signed by" Larry Calixtro

Larry Calixtro
Associate Manager, Trust Central Services

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  Exhibit 99.1